UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE

OF PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”): Abu Dhabi Commercial Bank PJSC

B.	(1)	This is [check one]:

	☒	an original filing for the Filer

	☐	an amended filing for the Filer

	(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 201 or 202 ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of Registrant:	Abu Dhabi Commercial Bank PJSC

Form Type:	Form CB

File Number (if known):	005-95277

Filed By:	Abu Dhabi Commercial Bank PJSC

Date Filed (if filed concurrently, so indicate):	October 21, 2025 (filed concurrently)

D.	The Filer is incorporated or organized under the laws of UNITED ARAB EMIRATES and has its principal place of business at:

ADCB Building, Sheikh Zayed Street

P.O. Box: 939, Abu Dhabi

United Arab Emirates

Telephone: +971 50 537 3458

E.	The Filer designates and appoints CT Corporation System (“Agent”) located at:

28 Liberty Street

New York, NY 10005

Telephone: 212-894-8904

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on October 21, 2025 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.

The Filer stipulates and agrees in connection with the use of Form CB to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form CB in conjunction with which the amendment is being filed.

G.

The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Abu Dhabi, Country of United Arab Emirates this 21st day of October, 2025.

Filer: Abu Dhabi Commercial Bank PJSC	By:	/s/ Bashar Hamid Ibrahim Khairy
	Name:	Bashar Hamid Ibrahim Khairy
	Title:	Group Company Secretary

This statement has been signed by the following person in the capacity and on the date indicated.

CT Corporation System as authorized Agent for Service of Process of Abu Dhabi Commercial Bank PJSC

By:	/s/ David Westcott
Name:	David Westcott
Title:	Assistant Secretary

Dated: October 21, 2025